UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41796

CL Workshop Group Limited

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On November 9, 2026, the audit committee of the board of the directors (the “Board”) of CL Workshop Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to Harmony CPA LLP (“Harmony CPA”), in place of WWC, P.C. (“WWC”). The termination of the engagement with WWC became effective as of November 9, 2026, and the engagement of Harmony CPA as the independent auditor of the Company became effective as of November 9, 2026.

WWC’s report on the Company’s financial statements for the years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that WWC’s report for the fiscal year ended December 31, 2025 on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on April 27, 2026, included a separate paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. WWC’s opinion was not modified with respect to this matter. Furthermore, during the Company’s two most recent fiscal years and through October 31, 2026, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through October 31, 2026, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Harmony CPA, neither the Company, nor anyone on behalf of the Company, has consulted Harmony CPA regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Harmony CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Harmony CPA regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297543) and S-8 (Registration No. 333-299186).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated November 9, 2026, from WWC. P.C. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: November 9, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Office